March 10, 2006

Mr. Jorge Bonilla
Senior Staff Accountant
Securities & Exchange Commission
Washington, D.C. 20849

RE:	BrandPartners Group, Inc.
Form 10-K for the year ended December 31, 2004
Form 10-Q for the year ended March 31, 2004 and June 30, 2005
File No. 00-16530
Dear Mr. Bonilla:

On behalf of the Company, we enclose responses that correspond directly to the comments in the Commission’s letter of February 16, 2006.

Form 10-K for the fiscal year ended December 31, 2004

1.
We note your response to our prior comment number one. Given the differences in business models and profit goals of your business units, you have not met the aggregation criteria in paragraph 17 of SFAS 131 that calls for similar economic characteristics. Your assertion that you service a single marketplace, your products offerings use one set of resources and the customer sees only the Company as a whole does not appear to address the criteria in paragraph 10 of SFAS 131. Please address the following comments relating to your Merchandising, Creative and Design/Build business units:

•	Clarify whether your chief operating decision maker reviews operating results of Merchandising, Creative and Design/Build business units separately and together as a whole.

Response: Since we are a contract driven company, our operating results are reviewed by the chief operating decision maker at a contract/customer level. The criteria for determining profitability is at the contract level, not with the products and/or services offered. The contracts are related to specific projects undertaken by our clients, such as requiring a “new look” related to either strengthening or changing the brand of the financial institution. The contracts negotiated with our clients encompass some or all of the one set of resources used throughout the entire company. The initial negotiations with the clients involve a determination of the level of profitability to be achieved during the implementation of the project. The profitability levels are then reviewed by the chief decision maker throughout the life of the project to be sure that specified profitability levels are achieved. A “program manager” is assigned to a project/contract. This individual directs the project determining which resources from the resource pool are necessary to complete the project in a timely and cost efficient manner. The program manager stays with the project throughout the entire life of the contract, even approving invoicing. We had looked at the business model where the contract was divided into pieces. This involved too many individuals and resulted in confusion for both the customer and internal personnel and resulted in duplication of effort. Ours is a more streamlined process.

Paragraph 10 of FAS 131 states:

10.	“An operating segment is a component of an enterprise:

a.	That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise). . .”

Due to the nature of our business, there is only one operating segment since there is one set of resources used to earn revenues and incur expenses in order to fulfill the obligations for the delivery of products and services in the contracts. The entire set of resources is used in approximately 80% to 90% of our contracts. The rest of the projects use a subset.

b.	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and. . .”

The chief decision maker regularly reviews the operating results to determine which resources are needed from the one set of resources to fulfill individual contracts. The chief decision maker also reviews the contract results to determine the effectiveness of the resources allocated and ascertain any changes which may need to be made so that the one set of resources is used effectively. Our Chief Executive Officer and the Executive Vice Presidents are the chief decision makers in our company. Our chief decision makers, except for the Chief Executive Officer, are segregated by the markets they serve, basically by the size of the financial institution. As banking systems acquire other banks regularly, the financial institution customer could be under the community bank umbrella for several years and then suddenly fall under the large bank category.

c.	For which discrete financial information is available.”

Due to the contract orientation of the business and the one set of resources, discrete financial information would have to be done on an allocation basis and would be more arbitrary than useful. With the program manager directing all efforts for the contract, splitting up the contract would be difficult and less meaningful than the current business model.

As to Paragraph 17 of FAS 131, “two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Statement, if segments have similar economic characteristics, and if the segments are similar in each of the following areas:

a.	The nature of the products and services

The purpose of having one operating segment allows the company to function as an entire unit when fulfilling the needs of its customers. Using one set of resources under a contract which encompasses all of the product and service offerings of the company increases the efficiency of the operation.

b.	The nature of the production process

The “production process” consists of pulling together the set of internal and external resources to fulfill the obligations of the company with regard to its signed contracts with its clients. These resources come from a single pool which, directed by the individual program mangers, must be shared throughout the company.

c.	The type or class of customer for their products and services.

The Company deals with one type of customer - financial institutions of various sizes.

d.	The methods used to distribute their products or provide their services.

Collaboration is the key in providing seamless and efficient service to our customers. Providing a single method of implementation reduces duplication of effort and increases efficiency.

•	Specifically discuss the measure of profit and loss reviewed by the chief decision maker.

Response: The chief decision maker reviews all contracts which are currently being implemented to be sure that they are meeting the projected goals for profitability. This review occurs on a monthly basis at a minimum. Corporate profitability goals are set at the beginning of the year based upon forecasted business to be signed during the upcoming year. These profitability goals are reviewed during the contract negotiation process and again during implementation to be sure that they are being met.

•	Provide us with a copy of the operating information that is regularly reviewed by the chief decision maker.

Response: Attached is a copy of the reports used regularly by the chief decision maker to keep him informed as to the progress being made on the open projects. Besides listing each open contract with its associated customer, a comparison is made of invoicing to date as compared to revenue recognized during the same period and the expected profitability of each contract.

In the Form 10-K filed for December 31, 2004, the term “business unit” was inappropriately applied to the unified efforts of the Company to provide its services to its clients. “Business unit” does not accurately reflect the activities of the Company. Instead of splitting the Company’s resources, we have found that consolidation of those resources reduces complexity, benefits productivity, and increases efficiencies. Since this was brought to our attention, we no longer make reference to business units and more appropriately refer to them as service offerings.

In connection with the foregoing responses, the Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or would like to further discuss any of the responses contained herein, please do not hesitate to contact the undersigned.

Sincerely,

BRANDPARTNERS GROUP, INC.

Suzanne Verrill
Chief Financial Officer

cc: Baratta & Goldstein